Telepath Collaborated with Infineon and SMIC to Successfully Enable Diverse Mobile TV Devices for the 2008 Summer Olympic Games

Beijing [2008-08-04] — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), the leading integrated silicon-manufacturing foundry in China, today announced that Telepath Technologies Co., Ltd. a fabless IC company that provides solutions based on the China Multimedia Mobile Broadcasting (CMMB) standard, successfully integrated its demodulator chip, TP3001, in a majority of mobile TV phones distributed at the 2008 Beijing Olympics.

The TP3001 enables on-the-go digital television reception for universal multimedia broadcasting on mobile handhelds, personal media players, and other portable electronic devices. The mobile TV phones distributed at the Olympics can receive seven TV channels, including CCTV and the Olympics Channel, with a clear picture and excellent signal. It integrates both China’s 3G standard, Time Division-Synchronous Code Division Multiple Access (TD-SCDMA), and CMMB, into the same product.

The development of the TP3001 was a joint effort between Telepath, Infineon Technologies, and SMIC. Telepath created the system level designs and front end circuit model, Infineon ADS – Infineon’s ASIC and Data Security division – supplied ASIC services, and SMIC provided the 0.13um CMOS process and silicon foundry services for prototypes and turnkey mass production, as well as a commitment to volume production support. This three-company technical and business collaboration model, dubbed “Collaborative Innovation,” was a complete IP-Design-Fab innovation chain that enabled the product realization of China-controlled intellectual property, greatly lowered the barriers of commercialization, and sped up time to market, allowing for a timely entry during the 2008 Olympic Games. The relationship also provides a foundation for potential future projects.

“The wide adoption of TP3001 by so many terminal vendors within a short time span speaks volumes on the successful commercialization of the product, and we thank our strategic partners SMIC and Infineon for their support throughout the process,” said Ms. Kathy Li, CEO of Telepath. “As the leading chipset provider, Telepath is proud to contribute to the launching of the domestically developed CMMB mobile TV network for the 2008 Beijing Olympic Games. In anticipation of the significant ramp up of the CMMB industry, Telepath will be introducing a series of new products with more advanced features. Together with SMIC, we are committed to providing the best chipset solutions for all CMMB mobile device vendors.”

“We believe in the Collaborative Innovation model for the China market,” said Mr. Vince Wang, Director of Infineon’s ASIC Design and Security division in China. “SMIC’s support was indispensable to the timely launch and rapid mass production of the CMMB demodulator IC. We expect continual commitment from SMIC to the pending ramp up as well as future product migrations, to ensure our customer’s sustained competitiveness. We will continue to keep Infineon strategically positioned in China’s market and supply chain.”

“SMIC congratulates Telepath for its achievement and for the success of CMMB, a home-grown Chinese satellite TV innovation created under the leadership of many government and industry organizations,” said Dr. Richard Chang, President and CEO of SMIC. “The mass production of the CMMB demodulator chip and the successful commercial launch of mobile TVs and handsets during a highly visible event such as the Olympics showcases the significant role that Chinese innovations can play in creating technology solutions for China and provides the international community an opportunity to consider adoption. Chinese solutions such as the TP3001 are the product of leadership and cooperation, and SMIC is proud to have been involved in and supporting this project since day one. By enabling its success, SMIC demonstrates its continued support for Chinese innovation and the development of China-controlled intellectual property and standards.”

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 65nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com

For press contact inquiries:

Reiko Chang
SMIC Corporate Relations
TEL: 86-21-50802000 ext. 10544
Email: Reiko_Chang@smics.com